SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act Of 1934

Prevention Insurance.com, Inc.
(Name of Issuer)

COMMON STOCK, $0.01 Par Value Per Share
(Title of Class of Securities)

(CUSIP Number)

Alan P. Donenfeld
c/o Paragon Capital LP
110 East 59th Street, 29th Fl
New York, NY 10022
(212) 593-1600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:
Anslow & Jaclin, LLP
195 Route 9 South, Suite204
Manalapan, NJ 07726
(732) 409-1212

(Date Of Event Which Requires Filing Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box .

SCHEDULE 13D

(1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Alan P. Donenfeld

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)	☐
(b)	☐

(3) SEC USE ONLY

(4) SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

(6) CITIZENSHIP OR PLACEOF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
71,428,571
(8) SHARED VOTING POWER
0
(9) SOLE DISPOSITIVE POWER
71,428,571
(10) SHARED DISPOSITIVE POWER
0

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

71,428,571

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

73.58%

 (14) TYPE OF REPORTING PERSON

IN

ITEM 1. SECURITY AND ISSUER.

The security upon which this report is based is the common stock, par value $0.01, of Prevention Insurance.com, Inc., a Nevada corporation with its principal place of business located at 110 East 59thStreet, 29thFloor, New York, NY 10022.

This Schedule 13D relates to the Stock Purchase Agreement between Prevention Insurance.com, Inc. and Paragon Capital LP pursuant to which Paragon Capital LP received 73.58% of the outstanding common shares of the Issuer at the time of transfer in exchange for $250,000 in cash (the "Agreement").  Alan P. Donenfeld is the Managing Member of Paragon Capital Advisors LLC, which is the General Partner of Paragon Capital LP.

ITEM 2. IDENTITY AND BACKGROUND.

The name of the person filing this statement is Alan P. Donenfeld hereinafter sometimes referred to as the “Reporting Person.” Mr. Donenfeld’s principal office is 110 East 59thStreet, 29thFloor, New York.  Mr. Donenfeld is the Chief Executive Officer of Prevention Insurance.Com, Inc., whose principal office is also 110 East 59thStreet, 29thFloor, New York, NY 10022.

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  In addition, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years which would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

The Reporting Person is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source of funds was from Paragon Capital LP.   Mr. Donenfeld is the Managing Member of Paragon Capital Advisors LLC which is the General Partner of Paragon Capital LP.

ITEM 4. PURPOSE OF TRANSACTION.

The acquisition of 71,428,571 the Issuer's common stock by the Reporting Person was pursuant to a Stock Purchase Agreement between the Issuer and Paragon Capital LP.  The purpose of this transaction was for the Reporting Person to acquire 73.58% of the outstanding shares of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The Reporting Person acquired 71,428,571 of the issued and outstanding common shares of the Issuer.  Such amount represented 73.58% of the total issued and outstanding common shares of the Issuer at the time of transfer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the Agreement, as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

The Stock Purchase Agreement between Prevention Insurance.com, Inc. and Paragon Capital LP was filed pursuant to a Current Report on Form 8-K filed with the SEC on January 4, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 9, 2008

Signature:

/s/ Alan P. Donenfeld
Alan P. Donenfeld